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Invest in Esembly Inc.

A movement with a mission to help families Live Less Disposably™

Brooklyn, New York · Retail/Wholesale

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$0 of interest

Target $100 k

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FUNDRAISE · UPDATES 0 · DISCUSSION 0

Business status: **No current fundraise**

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Esembly is a movement with a mission to help families Live Less Disposably...starting with diapers.

Our reusable diapering system has everything new parents need to diaper their baby simply and sustainably: soft cotton Inners, adorable Outers, storage bags, organic skincare, and our proprietary Washing Powder.

Esembly is scheduled to hit the national market in the fall of 2018, but our story actually starts long before that—in Brooklyn in 2009, when we launched a diaper laundering service called Diaperkind.

In the years since, we've washed millions of diapers, worked with thousands of new families, and learned everything there is to know about laundry science, diaper design, and the wants and needs of modern parents.

It was our passion from the beginning to enable families to Live Less Disposably, and with our service thriving in NYC we now want to share our knowledge and enable anyone anywhere to do so.

And so we're thrilled to bring you Esembly. We've taken everything we've learned from Diaperkind and crafted a complete, reusable diapering system that gives families the tools to diaper simply and sustainably, regardless of where they live.

Esembly is designed and formulated by experts to give modern parents a better option for diapering their babies.

Live Less Disposably—and have fun doing it!



Liz Turrigiano, Cofounder

FINANCIAL SUMMARY

Fundraise Summary

Security Type	Common equity
Classes Offered	Class A (Voting), Class B (Non-Voting)
Percentage Offered	13.73%
Valuation	$2,200,000
Minimum Investment	$998 (Class B), $10,000 (Class A)
Investor Eligibility	All Investors

Offering Materials

- Esembly Inc. Intro & Disclosures
- Esembly Inc. Term Sheet
- Esembly Inc. Shareholder Agreement
- Esembly Inc. Subscription Agreement

You may download these documents for your own use.

FINANCIALS

FUNDING | FINANCIALS | ASK A QUESTION

This is an overview of the previous and planned financings of the business, including the capital needs the business is looking to cover in the current financing.

Funding Uses for Target Raise ($100 k)

Marketing/Sales	$50,000
Description	Start getting the word out to the public about Esembly (social media, blogs, podcasts, meet-ups, classes).
Timing	6 monthly payments beginning when investments close.

Build Inventory	$37,500
Description	Purchase our first round of launch inventory!
Timing	A one-time payment when investments close.

Start Up/Development	$7,500
Description	Patent our Esembly Washing Powder formula.
Timing	A one-time payment when investments close.

Funding Uses for Max Raise ($350 k)

In addition to target raise

Marketing/Sales	$100,000
Description	Launch the formal campaign that our agency Knock is crafting. Present the Esembly brand at relevant expos and trade shows.
Timing	12 monthly payments beginning 1 month after investments close.

Build Inventory	$70,000
Description	Purchase another round of inventory to prepare for the growth that will come with the increased marketing/sales spend.
Timing	A one-time payment when investments close.

Hiring	$45,000
Description	Hire an enthusiastic customer service/sales person.
Timing	A one-time payment 3 months after investments close.

Other	$22,500
Description	R+D to expand the Esembly line into reusable goods for the home.
Timing	A one-time payment when investments close.

Remaining funding uses include cash buffer and Localstake Marketplace fees. See offering materials for full details.

$595,000 from Other Financings

Outside Investors (Equity)	$40,000 (planned)
Source	Outside Investors
Structure	Equity
Planned Close	July 16, 2018

Outside Investors (Equity)	$125,000
Source	Outside Investors
Structure	Equity
Date Closed	May 25, 2018

Outside Investors (Debt)	$50,000
Source	Outside Investors
Structure	Debt
Date Closed	July 1, 2017
Documentation	Cap Table-Loans.xlsx

Outside Investors (Debt)	$150,000
Source	Outside Investors
Structure	Debt
Date Closed	May 1, 2017

Outside Investors (Equity)	$200,000
Source	Outside Investors
Structure	Equity
Date Closed	May 1, 2017

Founders (Equity)	$30,000
Source	Founders
Structure	Equity
Date Closed	January 1, 2015

Details on the securities being offered

We are offering both Class A Common Shares and Class B Common Shares in this offering. Class A Common Shares are voting shares and Class B Common Shares are non-voting. All other features of the securities being offered are the same. In order to receive Class A Common Shares, an investor must have invested at least $10k, otherwise they will receive Class B Common Shares.

Shares are offered in increments of 25 shares at a price of $19.96 per... Read More


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LIVE LESS DISPOSABLY



Q&A

TEAM | CUSTOMERS | MARKETING | PRODUCT | INDUSTRY | ASK A QUESTION

What is the composition of your current team?

We, the three founders, have taken all of the knowledge and expertise that we've acquired through launching and running Diaperkind (as well as from prior careers in production, management, and customer service) and rolled it into the creation of Esembly. We will continue to work together to set Esembly in motion, and we're prepared to pour the same passion, hard work, and devotion into running it that we've put into our first company.

Provide detail on your hiring plans

We have a ton of confidence in one another and in our proven abilities, but we are only three people, and we know that there are amazingly skilled people out there who can help us bring Esembly to greater heights. We look forward to growing the company and hiring experts in the areas of customer service, marketing, PR, and production scaling.

TEAM



Sarah Edwards
Cofounder

Message

Before Diaperkind, Sarah produced TV commercials for ad agencies around the country for nearly 20 years. Those same organizational and research skills are being called upon to their fullest for the launch of Esembly. Sarah has been scouring the globe, gathering the components needed to bring every Esembly product to life—from sourcing organic cotton, recycled TPU, and sustainable bamboo viscose to tracking down custom-colored snaps, 8" hang-tag... Read More



Marta Douglas-Baumann
Cofounder

Message

Marta is a perfect mix of creative genius, work culture guru, operations wizard, customer advocate, and staff braveheart. (And for those of you who know her, a questionably funny joke-teller.) Before Diaperkind, she worked as a hair colorist and salon manager for Toni & Guy during its vertical trajectory years. There, she helped lead a large salon staff and was a hair color and product sales expert. With an understanding of the power of having... Read More



Liz Turrigiano
Cofounder

Message

In addition to her customer education, support, and marketing roles at Diaperkind, Liz's 9+ years with the company have been a tireless crusade of Market R&D and Product R&D. (If ever you're looking for someone to wax poetic about alkalis and surfactants you've found your girl!) When we started Diaperkind, we discovered right away that the cloth diapering products that were available did not, as a whole, meet the needs of today's busy parents.... Read More

Advisor

Pipeline Angels
Board Member

Pipeline Angels works to create capital for women and non-binary femme social entrepreneurs

Partners & Providers

Knock, Inc.
Partner

An independent full-experience creative agency driven by design and powered with meaning.

ABOUT ESEMBLY INC.

Entity	Esembly Inc
Entity Type	C-Corp
State Organized	Delaware
Founded	January 2015
Employees	3
Website	

Headquarters


126 13th St
126 13th St, Brooklyn, NY 11215
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RISKS & DISCLOSURES

COMPANY RISKS | RELATED PARTIES | CONFLICTS OF INTEREST | SECURITIES RISKS | TAXES | DISCLOSURES | PROCEDURES | ASK A QUESTION

No operating history

The Company was founded in January 2015, is an early stage company with no operating history upon which to evaluate its business and has generated no revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's... Read More

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has no operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future valuation,... Read More

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people. The Company has not made plans to purchase key person life insurance. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. To fulfill its operating plans, the Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate... Read More

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An investment in the Company involves a high degree of risk, and should be regarded as speculative. Prospective investors should carefully consider these investment risks, among others, in addition to the other information presented in the Offering Materials, in evaluating the Company for investment. The risks listed herein are not a complete list of potential risks facing the Company and it may encounter unexpected risks in the future, which, may adversely affect its performance.

Offering Information and Disclosures

This business is conducting an offering of securities in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

The offering is being conducted by Localstake Marketplace LLC, a registered broker dealer and funding portal, and a member of FINRA and SIPC. Check the background of this firm on FINRA's BrokerCheck. Localstake Marketplace LLC has performed a due diligence review of this business, including background checks, financial forecasts, and review of investment documentation.

Please review the Offering Materials for a full description of the risks to be considered when assessing an investment in this business. Also, review our Risks of Investing before making an investment decision.